April 16, 2012

John Grzeskiewicz

Senior Counsel

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Northern Lights Fund Trust, File Nos. 333-122917, 811-21720.

Dear Mr. Grzeskiewicz:

On February 6, 2012, Northern Lights Trust (the "Registrant"), on behalf of the Eagle MLP Total Return Fund (the "Fund"), a series of the Registrant, filed Post-Effective Amendment No. 356 to its registration statement under the Securities Act of 1933 on Form N-1A.  On March 21, 2012, you provided oral comments.  Please find below a summary of those comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.  Any typographical corrections have been made throughout and are not enumerated in the following responses.

PROSPECTUS-FUND SUMMARY

1. Comment.  Please confirm that the waiver and expense reimbursement agreement referred to in footnote number 3 of the Portfolio Expense Table is in effect for at least one year from the date of the Prospectus, or strike this line item from the Table.

Response.  The Registrant confirms that the waiver and expense reimbursement agreement referred to in footnote 3 will be effective for at least 1 year following the effective date of the Fund.

2. Comment.  In a footnote, you reference exclusion of any expenses incurred in connection with any merger or reorganization.  Please confirm there is no merger or reorganization anticipated.

Response.  Registrant confirms there is no merger or reorganization anticipated.

3. Comment.  In the Principal Investment Strategies Section, please define "primarily" to mean that the Fund invests at least 80% of its assets in securities of Master Limited Partnerships.

Response.  The Registrant believes that the industry standard usage of "primarily" is taken to mean more than 50% and therefore does not believe revisions to state that the Fund would invest at least 80% of its assets would be consistent with industry practice or the Fund’s intended strategy.  Specifically, the Fund does not intend to invest at least 80% of its assets in securities in Master Limited Partnerships.  Therefore, the Registrant has updated the registration statement to change the Fund name to "Eagle MLP Strategy Fund."  Furthermore, the Registrant does not believe the Fund is within the ambit of Rule 35d-1(a)(2)(i) because the Fund's name describes an investment strategy rather than a particular type of investment.  The Registrant believes that, when viewed as a whole, the name (Eagle MLP Strategy Fund) invokes merely a strategy of investing in deference to the prices of and trends in MLP issuers generally, rather than an express description of investing in securities of MLPs.

4. Comment.  Please explain further in your principal investment strategies how swaps fit into the investment strategy in seeking total return; how extensive will the use of swaps be; and is this how you get around the potential tax issue to be taxed as a RIC instead of a C Corp.

Response.  The Fund intends to be taxed as a RIC, and comply with all RIC-related restrictions including limiting its investments in publicly-traded MLPs to 25% so as to avoid taxation as a C Corp  The Registrant does not believe it can provide additional detail related to swaps as they are presently described as a principal strategy.  The Fund's allocation to swaps is expected to vary over time depending on market conditions as is the case for other investment vehicles included in the description of principal investment strategies.  The Registrant notes that present disclosure states that the Fund will not invest more than 25% of its assets in swaps with one counterparty.

5. Comment.  Please review the Princeton Oversight Process, Eagle Investment Process, and Distribution Policy sections included in the Fund Summary and consider whether they can be summarized or condensed in the summary section because the longer explanation is already included later in the statutory prospectus.

Response.  The Registrant has condensed the summary section disclosures where it believed it could do so without diminishing the import of the disclosures.

6. Comment.  In the Principal Investment Risks, please disclose whether either co-adviser has previous experience advising a mutual fund.  If not, include that fact as a separate risk.

Response.  The co-adviser has previously advised investment companies and therefore, no related risk disclosure has been included.

7. Comment.  Please add a risk fact concerning the tax status of the Fund itself, and whether it is intended to be taxed as a RIC or C Corp.

Response.  Registrant notes that it intends to be taxed as a RIC and that it does not believe tax status is a principal risk.  The Registrant also notes that the Statement of Additional Information includes tax-related disclosures.

PROSPECTUS-STATUTORY SECTION

8. Comment.  Inform the staff in your response whether the Fund intends to report its distribution yield.  If so, prior to actual tax figures being reported, the Fund should disclose the estimated portion of the distribution yield from return vs. capital.  In additional reports containing distribution yields should be accompanied by total return and/or SEC yield.

Response.  The Fund does not intend to report a distribution yield.

9. Comment.  Under Principal Investment Risks, expand your disclosure relating to the consequences of being taxed as a C Corp, if this is a possibility.  If not, explain why the Fund will not be a C Corp and whether it relates to the Fund's extensive use of derivatives.

Response.  The Fund does not expect to be taxed as a C Corp.  The Fund intends to limit its investments to avoid taxation as a C Corp and does not believe tax status is a principal risk.  The Registrant also notes that the Statement of Additional Information includes tax-related disclosures.

10. Comment.  Consistent with earlier comments regarding disclosure related to the Fund's tax status, please disclose in the Tax Status, Dividends and Distributions sections if the Fund intends to be taxed as a RIC or C Corp; and if a C Corp, disclose the problems/risks associated therewith and how such tax treatment differs from that of most mutual funds.

Response.  The Fund intends to be taxed as a RIC.  Therefore, registrant believes additional disclosures are not required.

11. Comment.  In the Tax Status section, please also explain specifically how the Fund can be taxed as a RIC in accordance with Section 851(b)(3) of the Internal Revenue Code, which requires no more than 25% of the Fund's assets be invested in publicly traded partnerships; and include in the disclosure how swaps are part of the Fund's tax strategy.

Response.  Please refer to responses to comments 4, 7 and 9.

GENERAL

12. Comment.  To the extent any investment practice or technique could materially impact performance, it should be disclosed in the prospectus.  Please acknowledge you are aware of this fact and have reviewed the prospectus to confirm that any investment practice or technique that is only disclosed in the Statement of Additional Information, but not included in the prospectus, it is not a material strategy.  If there are investment techniques or practices disclosed in the SAI, which the Fund does not intend to utilize, please consider removing the unnecessary information from the SAI.

Response.  Registrant has reviewed the prospectus to confirm that any investment practice or technique that is only disclosed in the SAI and not the prospectus is not a material strategy.

STATEMENT OF ADDITIONAL INFORMATION

13. Comment.  In a comment to the staff, please confirm that the Fund is not subject to registration or regulation as a commodity pool operator, in light of the final CFTC Rule 4.5.

Response.  The Registrant believes Fund is not subject registration or regulation as a commodity pool operator, in light of the final CFTC Rule 4.5.

14. Comment.  We note under the Fund's Investment Restrictions you state that the Fund may not invest 25% or more in securities of companies engaged in any one industry.  Please explain how your strategy for investing primarily in MLPs is consistent with this disclosure, and how you intend to avoid concentrating in the oil industry.  If you have an argument that the particular sectors of the market do not constitute the same industry, please elaborate in your response.  Staff notes you may want to consider revising this policy.

Response.  The Fund does not intend to invest 25% or more in securities of companies engaged in any one industry.  Registrant recognizes that MLPs may be more prevalent in the energy-related industries (as disclosed).  However, while related, the Independent Oil & Gas, Oil and Gas Drilling and Exploration, Oil & Gas Equipment and Services, Oil & Gas Pipelines, and Oil & Gas Refining and Marketing, are all separate industries.

15. Comment.  Under the Management of the Fund, we note the Trustees oversee 96 portfolios.  The staff is very concerned that the Trustees may not be able to carry out their duties under the 40 Act and state law because they oversee so many funds and advisors.  Please describe in correspondence to the staff what steps are being taken to be sure the Trustees are able to carry out the numerous SEC and state law duties imposed upon them.

Response.  The Registrant believes its policies, procedures and process controls enable the Trustees to discharge all their 40 Act and state law duties.

16. Comment.  In the Tax Status Section, please include disclosure similar to that provided in the prospectus in response to earlier comments related to tax status of the Fund.

Response.  Please see responses to comments 4, 7 and 9 above.

The Registrant has authorized me to convey to you that the Registrant acknowledges the following:

•

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call me at (614) 469-3265

Sincerely,

/s/ JoAnn Strasser

JoAnn Strasser